June 18, 2003


VIA EDGAR

U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, DC   20549
                  Re: PBHG Funds - Request for Withdrawal of Application for Withdrawal of Post-Effective Amendment No. 57 to Form N-1A, filed June 6, 2003
                           File No. 333-81714
                           Accession No. 0001135428-03-000358
                           ----------------------------------------------------

Ladies and Gentlemen:

                  On June 6, 2003, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), PBHG Funds (the "Fund") filed an Application for Withdrawal on Form AW (the "Original Form AW") of Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A, filed on April 3, 2003 pursuant to Rule 485(a) of the Act. The Original Form AW was incorrectly coded in EDGAR as "cover" instead of "AW."

                  The Fund is hereby requesting that the Original Form AW be withdrawn. The Fund intends to refile a new Form AW with the correct EDGAR code of "AW."

                  Thank you for your assistance in this matter.

                                   Sincerely,

                                   /s/ John M. Zerr

                                   John M. Zerr
                                   Vice President and Secretary
                                   PBHG Funds

cc:      Randy Koch, Esquire
         Division of Investment Management